                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                               (Amendment No. 1)

                              HARISTON CORPORATION
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                                (Name of Issuer)

                         Common Stock Without Par Value
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                         (Title of Class of Securities)

                                     41255A
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                                 (CUSIP Number)

                                Tom S. Kusumoto
   Suite 613, 375 Water Street, Vancouver, British Columbia, Canada V6B 5C6
                            Telephone: (604) 689-7565
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(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications)

                                 August 17, 1998
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          (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


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                                                            Page 2 of 7 Pages

CUSIP NO.   41255A

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1)  Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
    Persons

    Pacific Mercantile Company Limited
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2)  Check the Appropriate Box if a Member of a Group                  (a) [ ]
                                                                      (b) [ ]
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3)  SEC Use Only

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4)  Source of Funds

    WC
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5)  Check Box if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e)

    [ ]
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6)  Citizenship or Place of Organization

    Province of Alberta, Canada
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                          (7) Sole Voting Power

                              - 0 -
                          ---------------------------------------------------
    Number of             (8) Share Voting Power
    Shares Bene-
    fically Owned by          1,063,500
    Each Reporting        ---------------------------------------------------
    Person With           (9) Sole Dispositive Power

                              - 0 -
                          ---------------------------------------------------
                          (10) Share Dispositive Power

                               1,063,500
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11) Aggregate Amount Beneficially Owned by Each Reporting Person

    1,063,500
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12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares []

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13) Percent of Class Represented by Amount in Row (11)

    8.4%
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14) Type of Reporting Person

    CO
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                                                            Page 3 of 7 Pages

CUSIP NO.   41255A

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1)  Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
    Persons

    Cross Creek Finance Group Ltd.
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2)  Check the Appropriate Box if a Member of a Group                  (a) [ ]
                                                                      (b) [ ]
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3)  SEC Use Only

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4)  Source of Funds

    AF
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5)  Check Box if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e)

    [ ]
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6)  Citizenship or Place of Organization

    Province of British Columbia, Canada
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                          (7) Sole Voting Power
    Number of
    Shares Bene-              - 0 -
                          ---------------------------------------------------
                          (8) Share Voting Power
    ficially
    Owned by                  1,063,500
                          ---------------------------------------------------
                          (9) Sole Dispositive Power
    Each Reporting
    Person                    - 0 -
                          ---------------------------------------------------
                          (10) Share Dispositive Power
    With
                               1,063,500
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11) Aggregate Amount Beneficially Owned by Each Reporting Person

    1,063,500
-----------------------------------------------------------------------------
12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares  []

-----------------------------------------------------------------------------
13) Percent of Class Represented by Amount in Row (11)

    8.4%
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14) Type of Reporting Person

    CO

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                                                           Page 4 of 7 Pages

ITEM 1.  SECURITY AND ISSUER.

     This Amendment No. 1 to Schedule 13D relates to shares of common stock without par value ("Common Stock") of Hariston Corporation, a corporation organized under the laws of Canada ("Hariston"). This Amendment No. 1 amends the initial statement on Schedule 13D of the Reporting Persons dated March 16, 1998 (the "Initial Statement"). The principal executive office of Hariston is located at Suite 1555, 1500 West Georgia Street, Vancouver, British Columbia, Canada, V6G 2Z6. This Amendment No. 1 is being filed by the Reporting Persons to report a change in the number of shares held by the Reporting Persons since the date of the Initial Statement and to report a change in the purpose for which the Reporting Persons hold Common Stock. Capitalised terms used herein and not otherwise defined herein shall have the meanings given to them in the Initial Statement. The Initial Statement is supplementally amended as set forth herein.

ITEM 2. IDENTITY AND BACKGROUND.

     Both Pacific Mercantile and Cross Creek have executed a joint filing agreement consenting to the joint filing of this Amendment No. 1 to the Initial Statement. Such agreement is filed as Exhibit 1 to this Amendment No. 1 to the Initial Statement and is incorporated herein by reference.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Cross Creek received the funds necessary to purchase 367,500 shares of common stock of Hariston at a price of $0.30 per share for an aggregate purchase price of $110,250.00 from Pacific Mercantile. Pacific Mercantile transferred such funds to Cross Creek from Pacific Mercantile's working capital.

ITEM 4. PURPOSE OF TRANSACTION.

     Cross Creek has acquired 367,500 shares of common stock of Hariston for investment purposes. The Reporting Persons have become frustrated with the lack of progress by the management of Hariston ("Management") in enhancing value for Hariston shareholders, and delays by Management in implementing an effective plan have caused the Reporting Persons to question the resolve of Management about enhancing shareholder value.

     On August 5, 1998, Cross Creek issued a Dissident Proxy Circular and Form of Proxy proposing an alternative slate of directors for Hariston at the upcoming special meeting of shareholders of Hariston to be held on August 25, 1998. The Reporting Persons are in the process of soliciting proxies opposed to the present board of directors of Hariston. The proxy contest may result in a change in the current board of directors of Hariston and may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D under the Securities and Exchange Act of 1934 (the "Exchange Act").

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                                                            Page 5 of 7 Pages

     Other than as described above, neither Pacific Mercantile, Cross Creek nor, to the knowledge of the Reporting Persons, any of their directors or executive officers, have any plans or proposals which relate to or may result in any of the matters listed in Items 4(a)-(j) of Schedule 13D under the Exchange Act. The Reporting Persons reserve the right to acquire additional securities of Hariston, to dispose of such securities at any time or to formulate other purposes, plans or proposals regarding Hariston or any of its securities, to the extent deemed advisable in light of their general investment and trading policies, market conditions or other factors.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     On August 17, 1998, Cross Creek acquired, in aggregate, 367,500 shares of common stock of Hariston at a price of $0.30 per share through market transactions on the OTC Bulletin Board in the United States. Cross Creek is a wholly-owned subsidiary of Pacific Mercantile. As a result, Cross Creek is the direct beneficial owner, Pacific Mercantile is an indirect beneficial owner, and Pacific Mercantile and Cross Creek have the shared power to direct the vote and disposition, of 1,063,500 shares, which represent 8.4% of Hariston's outstanding common stock.

     As of the date of this Amendment No. 1, there exist no agreements or understandings between the Reporting Persons on the one hand and any other persons or entities on the other hand that would cause the Reporting Persons and such persons or entities to be a "group" within the meaning of section 13(d)(3) of the Exchange Act.

     To the knowledge of the Reporting Persons, none of their directors or executive officers have any power to vote or dispose of any shares of common stock of Hariston, nor did they, the Reporting Persons, effect any transactions in such shares during the past 60 days, except as disclosed herein.

     To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the aggregate of 1,063,500 shares of common stock of Hariston acquired by Cross Creek.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit Number         Description
--------------         -----------

         1 Joint Filing Agreement between Pacific Mercantile Company Limited and Cross Creek Finance Group Ltd. dated August 18, 1998.

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                                                            Page 6 of 7 Pages

                                     SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                 August 18, 1998
                                     ----------------------------------------
                                                     (Date)

                                     PACIFIC MERCANTILE COMPANY LIMITED
                                     By:

                                        /s/ Tom S. Kusumoto
                                     ----------------------------------------
                                                  (Signature)

                                            Tom S. Kusumoto, President
                                     ----------------------------------------
                                                  (Name and Title)


                                                 August 18, 1998
                                     ----------------------------------------
                                                     (Date)

                                     CROSS CREEK FINANCE GROUP LTD.
                                     By:

                                        /s/ Tom S. Kusumoto
                                     ----------------------------------------
                                                     (Signature)

                                               Tom S. Kusumoto, President
                                      ---------------------------------------
                                                     (Name and Title)

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                                                            Page 7 of 7 Pages

                                EXHIBIT INDEX
                                -------------

          1 Joint Filing Agreement between Pacific Mercantile Company Limited and Cross Creek Finance Group Ltd. dated August 18, 1998.